APPLICATION FOR WITHDRAWAL

GSI Commerce, Inc.
935 First Avenue
King of Prussia, PA 19406

April 6, 2006

BY EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Registration Statement on Form 8-A (File No. 001-32851)
Application for Withdrawal

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, GSI Commerce, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Registration Statement on Form 8-A and all exhibits thereto (File No. 001-32851), for the registration of its Series A Junior Participating Preferred Stock purchase rights, associated with its common stock, par value $.01 per share (the “Registration Statement”), filed on April 3, 2006, be withdrawn effective immediately. The Company is withdrawing the Registration Statement because the Registration Statement was incorrectly filed pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and incorrectly indicated that the form related to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act. No securities of GSI Commerce, Inc. were sold or will be sold under the Registration Statement.

The Company is not requesting to withdraw, by means of this application, the registration statement on Form 8-A (File No. 000-16611), for the registration of its Series A Junior Participating Preferred Stock purchase rights, associated with the common stock, par value $.01 per share, filed on April 6, 2006 pursuant to Section 12(g) of the Exchange Act.

If you have any questions with respect to this letter, please contact the undersigned at (610) 491-7005.

Sincerely,

GSI COMMERCE, INC.

By:	/s/ Arthur H. Miller
Name:	Arthur H. Miller
Title:	Executive Vice President and
General Counsel